UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS

FINANCIAL PERFORMANCE

2Q22

Replan - Paulínia Refinery
50 years

Petrobras financial performance in 2Q22

Rio de Janeiro, July 28, 2022 - Once again we delivered solid quarterly results. According to our CFO, Rodrigo Araujo Alves, “Second quarter results show the resilience and strength of the Company, which is able to generate sustainable results, following its trajectory of value creation. In line with our commitment to distribute our results, we approved a shareholder remuneration of R$ 6.73 per common and preferred share. In addition, we collected a total of BRL 77 billion in taxes and government take in the second quarter, which amounted to around BRL 147 billion in the year, an increase of 92% compared to the first half of last year”.

Main achievements:

  Recurring EBITDA of US$ 20.2 billion (+34% vs 1Q22) and free cash flow of US$ 12.8 billion (+61% vs 1Q22), mainly reflecting the appreciation of Brent prices in the period, better results with oil products and natural gas sales and lower volumes of LNG imports.
  Recurring net income of US$ 9.1 billion (+9% vs 1Q22) due to the factors described above, partially offset by the negative financial result because of the depreciation of the BRL.
  Gross debt of US$ 53.6 billion (-9% vs 1Q22), mainly due to debt prepayments and amortizations.
  CAPEX of US$ 3.1 billion in 2Q22 (+74% vs 1Q22),, including US$ 892 million signature bonus related to the Sépia and Atapu fields.
  Beginning of the coparticipation agreement for the Sepia and Atapu fields, in which Petrobras will be the operator in partnership with other companies. Cash inflow from this agreement amounted to US$ 5,2 billion in 2Q22.
  Start-up of FPSO Guanabara in 04/30/22, the first definitive system in Mero field.
  Cash inflows from divestments of US$ 1.6 billion in 2Q22. We highlight the signing of the LUBNOR sale agreement on June 15th. On July 11, we concluded the sale of our 51% Gaspetro for R$ 2.1 billion.
  On June 27, we relaunched the sale processes of the Abreu e Lima Refinery (RNEST), Presidente Getúlio Vargas Refinery (REPAR) and Alberto Pasqualini Refinery (REFAP), in line with the company’s portfolio management and capital allocation strategy.
  In July, we signed the first credit line with sustainability commitments (Sustainability-Linked Loan) in the amount of US$ 1.25 billion, maturing in July 2027.

This report may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company's operations that may differ from current expectations. The readers should not rely exclusively on any forward-looking statement contained herein. The Company does not undertake any responsibility to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 2Q22 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information audited by independent auditors in accordance with international accounting standards (IFRS).

2

Main items *

Table 1 – Main items

						Variation (%)
US$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 / 1Q22	2Q22 / 2Q21	1H22 / 1H21
Sales revenues	34,703	27,189	20,982	61,892	36,680	27.6	65.4	68.7
Gross profit	19,463	14,410	10,824	33,873	18,831	35.1	79.8	79.9
Operating expenses	94	(2,142)	(1,929)	(2,048)	(3,961)	−	−	(48.3)
Consolidated net income (loss) attributable to the shareholders of Petrobras	11,010	8,605	8,121	19,615	8,301	27.9	35.6	136.3
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras *	9,101	8,373	7,717	17,474	7,941	8.7	17.9	120.0
Net cash provided by operating activities	14,496	10,308	10,823	24,804	18,067	40.6	33.9	37.3
Free cash flow	12,799	7,932	9,338	20,731	14,932	61.4	37.1	38.8
Adjusted EBITDA	19,943	14,961	11,750	34,904	20,656	33.3	69.7	69.0
Recurring adjusted EBITDA *	20,159	15,061	11,394	35,220	20,077	33.8	76.9	75.4
Gross debt (US$ million)	53,577	58,554	63,685	53,577	63,685	(8.5)	(15.9)	(15.9)
Net debt (US$ million)	34,435	40,072	53,262	34,435	53,262	(14.1)	(35.3)	(35.3)
Net debt/LTM Adjusted EBITDA ratio	0.60	0.81	1.49	0.60	1.49	(25.9)	(59.7)	(59.7)
Average commercial selling rate for U.S. dollar	4.92	5.23	5.30	5.08	5.38	(5.9)	(7.2)	(5.6)
Brent crude (US$/bbl)	113.78	101.40	68.83	107.59	64.86	12.2	65.3	65.9
Domestic basic oil by-products price (US$/bbl)	135.20	104.62	76.05	120.04	70.17	29.2	77.8	71.1
TRI (total recordable injuries per million men-hour frequency rate)	-	-	-	0.52	0.56	-	-	(7.1)
ROCE (Return on Capital Employed)	12.8%	9.9%	5.1%	12.8%	5.1%	2.9 p.p.	7.7 p.p.	7.7 p.p.

* See reconciliation of Recurring net income and Adjusted EBITDA in the Special Items section.

3

Consolidated results

Net revenues

Table 2 – Net revenues by products

						Variation (%)
US$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 / 1Q22	2Q22 / 2Q21	1H22 / 1H21
Diesel	10,681	7,483	6,069	18,164	10,647	42.7	76.0	70.6
Gasoline	4,309	3,725	2,743	8,034	4,765	15.7	57.1	68.6
Liquefied petroleum gas (LPG)	1,437	1,186	1,120	2,623	2,036	21.2	28.3	28.8
Jet fuel	1,400	991	401	2,391	827	41.3	249.1	189.1
Naphtha	724	611	362	1,335	693	18.5	100.0	92.6
Fuel oil (including bunker fuel)	352	366	388	718	723	(3.8)	(9.3)	(0.7)
Other oil products	1,615	1,274	1,005	2,889	1,883	26.8	60.7	53.4
Subtotal Oil Products	20,518	15,636	12,088	36,154	21,574	31.2	69.7	67.6
Natural gas	1,961	1,723	1,333	3,684	2,370	13.8	47.1	55.4
Crude oil	2,682	1,761	−	4,443	53	52.3	−	8283.0
Renewables and nitrogen products	95	66	9	161	22	43.9	955.6	631.8
Revenues from non-exercised rights	170	104	94	274	161	63.5	80.9	70.2
Electricity	109	293	591	402	1,134	(62.8)	(81.6)	(64.6)
Services, agency and others	307	238	170	545	331	29.0	80.6	64.7
Total domestic market	25,842	19,821	14,285	45,663	25,645	30.4	80.9	78.1
Exports	8,189	6,735	6,359	14,924	10,496	21.6	28.8	42.2
Crude oil	5,593	4,812	4,711	10,405	7,512	16.2	18.7	38.5
Fuel oil (including bunker fuel)	2,276	1,885	1,254	4,161	2,455	20.7	81.5	69.5
Other oil products and other products	320	38	394	358	529	742.1	(18.8)	(32.3)
Sales abroad (*)	672	633	338	1,305	539	6.2	98.8	142.1
Total foreign market	8,861	7,368	6,697	16,229	11,035	20.3	32.3	47.1
Total	34,703	27,189	20,982	61,892	36,680	27.6	65.4	68.7
(*) Sales revenues from operations outside of Brazil, including trading and excluding exports.

In 2Q22, sales revenues grew 28% compared to 1Q22, mainly due to the 12% increase in Brent prices, higher oil and oil products sales volumes and higher oil products and natural gas prices, amid the recovery in global demand for oil and oil products after the critical period of the COVID-19 pandemic and the impacts in supply by the war in Ukraine. Revenues from oil products in the domestic market were 31% higher than in 1Q22, with higher revenues from all products except fuel oil, due to a drop in volume, mainly because there were no deliveries for thermoelectric generation in 2Q22. Oil revenues in the domestic market increased 52% due to higher sales to Acelen.

On the other hand, there was a drop in revenues from electricity, given the lower thermoelectric dispatch with the continued recovery in hydrological conditions in 2Q22.

In terms of the breakdown of revenues in the domestic market, diesel and gasoline continued to be the main products, together accounting for 73% of oil products domestic sales in 2Q22.

4

Graph 1 – Oil products sales revenues 2Q22 – domestic market

A relevant change in petroleum flows was observed in 1H22, stemming from the war in Ukraine. Russian exports, which previously supplied Europe, were diverted to Asian markets, mainly India and China. The constant search for global opportunities and the development of new customers that Petrobras has been implementing over the years were decisive for the company to also change the flow of its exports, taking advantage of new arbitrage and maximizing the generation of value in its sales.

In 2Q22, we had the following distribution of export destinations by volume:

Table 3 – Destination of oil exports

Country	2Q22	1Q22	2Q21
China	15%	38%	45%
Europe	39%	28%	22%
Latam	24%	17%	7%
USA	8%	11%	9%
Caribbean	2%	2%	3%
Asia (Ex China)	12%	4%	14%

Table 4 – Destination of exports of oil products

Country	2Q22	1Q22	1Q21
Singapore	55%	59%	55%
USA	26%	28%	18%
Others	19%	13%	27%

Cost of goods sold

Table 5 – Cost of goods sold

						Variation (%)
US$ million	2Q22	1Q22	2Q21	1S22	1S21	2Q22 / 1Q22	2Q22 / 2Q21	1S22 / 1S21
Acquisitions	(5,405)	(4,628)	(3,597)	(10,033)	(5,934)	16.8	50.3	69.1
Crude oil imports	(2,618)	(1,684)	(1,620)	(4,302)	(2,571)	55.5	61.6	67.3
Oil products imports	(1,810)	(1,355)	(1,304)	(3,165)	(1,967)	33.6	38.8	60.9
Natural gas imports	(977)	(1,589)	(673)	(2,566)	(1,396)	(38.5)	45.2	83.8
Production	(8,956)	(7,485)	(6,145)	(16,441)	(11,121)	19.7	45.7	47.8
Crude oil	(7,537)	(6,161)	(4,941)	(13,698)	(8,877)	22.3	52.5	54.3
Production taxes	(4,134)	(3,173)	(2,499)	(7,307)	(4,123)	30.3	65.4	77.2
Other costs	(3,403)	(2,988)	(2,442)	(6,391)	(4,754)	13.9	39.4	34.4
Oil products	(641)	(624)	(706)	(1,265)	(1,302)	2.7	(9.2)	(2.8)
Natural gas	(778)	(700)	(498)	(1,478)	(942)	11.1	56.2	56.9
Production taxes	(261)	(232)	(153)	(493)	(274)	12.5	70.6	79.9
Other costs	(517)	(468)	(345)	(985)	(668)	10.5	49.9	47.5
Services, electricity, operations abroad and others	(879)	(666)	(416)	(1,545)	(794)	32.0	111.3	94.6
Total	(15,240)	(12,779)	(10,158)	(28,019)	(17,849)	19.3	50.0	57.0

In 2Q22, cost of goods sold grew 19% compared to 1Q22, mainly reflecting higher prices for imported oil and oil products. In addition, the appreciation of Brent prices contributed to the increase in government take.

5

It is worth noting the decrease of LNG in the breakdown of natural gas purchases, given the reduction of 3 MMm³/day in regasification volumes, which reached 7 MM m3/day in 2Q22, essentially due to the lower demand for gas for thermoelectric plants as a consequence of improved hydrological conditions. The reduction in LNG imports would have been even greater had it not been for the reduction in Bolivian gas imports by 5 MMm³/day in 2Q22.

Operating expenses

Table 6 – Operating expenses

						Variation (%)
US$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 / 1Q22	2Q22 / 2Q21	1H22 / 1H21
Selling, General and Administrative Expenses	(1,570)	(1,477)	(1,346)	(3,047)	(2,567)	6.3	16.6	18.7
Selling expenses	(1,247)	(1,178)	(1,086)	(2,425)	(2,034)	5.9	14.8	19.2
Materials, third-party services, freight, rent and other related costs	(1,000)	(948)	(925)	(1,948)	(1,709)	5.5	8.1	14.0
Depreciation, depletion and amortization	(217)	(200)	(140)	(417)	(289)	8.5	55.0	44.3
Allowance for expected credit losses	(6)	(8)	1	(14)	6	(25.0)	−	−
Employee compensation	(24)	(22)	(22)	(46)	(42)	9.1	9.1	9.5
General and administrative expenses	(323)	(299)	(260)	(622)	(533)	8.0	24.2	16.7
Employee compensation	(216)	(198)	(191)	(414)	(376)	9.1	13.1	10.1
Materials, third-party services, rent and other related costs	(83)	(78)	(48)	(161)	(112)	6.4	72.9	43.8
Depreciation, depletion and amortization	(24)	(23)	(21)	(47)	(45)	4.3	14.3	4.4
Exploration costs	(44)	(79)	(191)	(123)	(405)	(44.3)	(77.0)	(69.6)
Research and Development	(220)	(206)	(147)	(426)	(264)	6.8	49.7	61.4
Other taxes	(93)	(59)	(46)	(152)	(152)	57.6	102.2	−
Impairment of assets	(168)	1	(90)	(167)	(180)	−	86.7	(7.2)
Other income and expenses, net	2,189	(322)	(109)	1,867	(393)	−	−	−
Total	94	(2,142)	(1,929)	(2,048)	(3,961)	−	−	(48.3)

In 2Q22, selling expenses were 6% higher than in 1Q22. Despite the lower volumes of oil exports, this effect was offset by an increase in the volume of oil sold in the domestic market and higher oil products exports.

In 2Q22, other operating income and expenses were positive by US$ 2.2 billion against expenses of US$ 0.3 billion in 1Q22. This variation is mainly explained by the effect of the capital gain of US$ 2.9 billion in 2Q22 related to the co-participation agreements in the Sepia and Atapu fields.

In 2Q22, there was an impairment of US$ 0.2 billion mainly due to the permanent shutdown of the P-35 platform in the Marlim field and losses related to divestments of the Golfinho and LUBNOR clusters.

Adjusted EBITDA

In 2Q22, Adjusted EBITDA rose 33% to US$19.9 billion, mostly due to the appreciation of Brent in the period, higher margins on all products and natural gas, and lower volumes of LNG imports.

6

Financial results

Table 7 – Financial results

						Variation (%)
US$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 / 1Q22	2Q22 / 2Q21	1H22 / 1H21
Finance income	619	262	206	881	328	136.3	200.5	168.6
Income from investments and marketable securities (Government Bonds)	369	163	45	532	74	126.4	720.0	618.9
Other income, net	250	99	161	349	254	152.5	55.3	37.4
Finance expenses	(959)	(757)	(1,871)	(1,716)	(3,079)	26.7	(48.7)	(44.3)
Interest on finance debt	(693)	(530)	(904)	(1,223)	(1,656)	30.8	(23.3)	(26.1)
Unwinding of discount on lease liabilities	(334)	(290)	(297)	(624)	(592)	15.2	12.5	5.4
Discount and premium on repurchase of debt securities	(84)	(26)	(666)	(110)	(849)	223.1	(87.4)	(87.0)
Capitalized borrowing costs	297	238	266	535	478	24.8	11.7	11.9
Unwinding of discount on the provision for decommissioning costs	(137)	(130)	(195)	(267)	(384)	5.4	(29.7)	(30.5)
Other finance expenses and income, net	(8)	(19)	(75)	(27)	(76)	(57.9)	(89.3)	(64.5)
Foreign exchange gains (losses) and indexation charges	(2,858)	1,091	3,684	(1,767)	(869)	−	−	103.3
Foreign exchange gains (losses)	(1,640)	2,421	4,443	781	1,001	−	−	(22.0)
Reclassification of hedge accounting to the Statement of Income	(1,108)	(1,380)	(1,194)	(2,488)	(2,307)	(19.7)	(7.2)	7.8
Recoverable taxes inflation indexation income (*)	24	21	461	45	474	14.3	(94.8)	(90.5)
Other foreign exchange gains (losses) and indexation charges, net	(134)	29	(26)	(105)	(37)	−	415.4	183.8
Total	(3,198)	596	2,019	(2,602)	(3,620)	−	−	(28.1)

The financial result was negative by US$ 3.2 billion in 2Q22, against a positive result of US$ 0.6 billion in 1Q22, mainly reflecting the depreciation of the BRL against the USD of 10.6% in 2Q22, compared to an appreciation of 15.1% in 1Q22. In addition to this effect, there were higher realizations of transaction costs on the securities repurchased and higher goodwill due to the tender offer of US$ 2.0 billion in April/2022. These costs were partially offset by gains on financial investments due to higher average cash balances and interest rates, as well as discounts on market operations over 2Q22.

We ended 2Q22 with a currency exposure of US$ 19.1 billion compared to US$ 15.6 billion in 1Q22. It is worth noting that in 2Q21 the currency exposure was US$ 33.6 billion, which caused greater volatility in the financial result.

Net profit (loss) attributable to Petrobras shareholders

Net income in 2Q22 was US$ 11.0 billion, compared to US$ 8.6 billion in 1Q22. This increase is explained mainly by the increase in Brent prices in the period, as well as higher margins on oil products and natural gas. Additionally, the result was positively impacted by the capital gain of US$ 2.9 billion related to the co-participation agreement in Sepia and Atapu. On the other hand, these factors were partially offset by the decrease in financial result (- US$ 3.8 billion) reflecting the depreciation of the BRL against the USD. With the higher pre-tax income, there was a higher income tax and social contribution expense of US$ 0.7 billion.

7

Recurring net income attributable to Petrobras shareholders and recurring Adjusted EBITDA

In 2Q22, net income benefited from non-recurring items totaling US$ 2.9 billion, before taxes. Net income in 2Q22 would have been US$ 9.1 billion without the non-recurring items. Adjusted EBITDA was negatively impacted by US$ 0.2 billion and would have summed up to US$ 20.2 billion without non-recurring items.

8

Special items

Table 8 – Special items

						Variation (%)
US$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 / 1Q22	2Q22 / 2Q21	1H22 / 1H21
Net income	11,041	8,648	8,156	19,689	8,356	27.7	35.4	135.6
Nonrecurring items	2,892	356	615	3,248	583	712.4	370.2	457.1
Nonrecurring items that do not affect Adjusted EBITDA	3,108	456	259	3,564	4	581.6	1100.0	89000.0
Impairment of assets and investments	(170)	(8)	335	(178)	211	2025.0	−	−
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	(34)	−	−	−
Gains and losses on disposal / write-offs of assets	371	476	57	847	106	(22.1)	550.9	699.1
Results from co-participation agreements in bid areas	2,872	−	−	2,872	−	−	−	−
Agreements signed for the electricity sector	−	−	78	−	78	−	−	−
Pis and Cofins inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	−	−	455	−	455	−	−	−
Discount and premium on repurchase of debt securities	35	(12)	(666)	23	(849)	−	−	−
Financial updating on state amnesty programs	−	−	−	−	37	−	−	−
Other nonrecurring items	(216)	(100)	356	(316)	579	116.0	−	−
Voluntary Separation Plan	(3)	(4)	4	(7)	7	(25.0)	−	−
Amounts recovered from Lava Jato investigation	−	12	55	12	196	−	−	(93.9)
Gains / (losses) on decommissioning of returned/abandoned areas	(4)	(24)	−	(28)	(6)	(83.3)	−	366.7
State amnesty programs	−	−	−	−	117	−	−	−
Gains / (losses) related to legal proceedings	(172)	(112)	(144)	(284)	(144)	53.6	19.4	97.2
Equalization of expenses - Production Individualization Agreements	(37)	28	(9)	(9)	(52)	−	311.1	(82.7)
PIS and COFINS over inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	−	−	(21)	−	(21)	−	−	−
PIS and COFINS recovered - exclusion of ICMS (VAT tax) from the basis of calculation	−	−	471	−	471	−	−	−
Gains/(losses) with the transfer of rights on concession agreements	−	−	−	−	11	−	−	−
Net effect of nonrecurring items on IR / CSLL	(984)	(123)	(212)	(1,107)	(223)	700.0	364.2	396.4
Recurring net income	9,133	8,415	7,753	17,548	7,996	8.5	17.8	119.5
Shareholders of Petrobras	9,101	8,373	7,717	17,474	7,941	8.7	17.9	120.0
Non-controlling interests	32	42	36	74	55	(23.8)	(11.1)	34.5
Adjusted EBITDA	19,943	14,961	11,750	34,904	20,656	33.3	69.7	69.0
Nonrecurring items	(216)	(100)	356	(316)	579	116.0	−	−
Recurring Adjusted EBITDA	20,159	15,061	11,394	35,220	20,077	33.8	76.9	75.4

In management's opinion, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant.

9

Capex

Investment (Capex) encompasses acquisition of property, plant and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics and pre-operating costs.

Table 9 – Capex

						Variation (%)
US$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 / 1Q22	2Q22 / 2Q21	1H22 / 1H21
Exploration and Production	1,674	1,374	1,948	3,049	3,574	21.8	(14.0)	(14.7)
Refining, Transportation and Marketing	274	252	254	526	447	8.7	7.8	17.7
Gas and Power	92	94	94	186	157	(2.2)	(2.4)	18.3
Others	141	48	68	189	100	196.5	107.3	89.4
Subtotal	2,181	1,768	2,364	3,949	4,278	23.4	(7.7)	(7.7)
Signature bonus	892	−	−	892	−	−	−	−
Total	3,073	1,768	2,364	4,841	4,278	73.8	30.0	13.2

In 2Q22, capex totaled US$ 3.1 billion, 74% above 1Q22, mainly due to the impact of the signature bonus related to the Sépia and Atapu fields. Investments in growth correspond to 64% of total capex in 2Q22.

Growth capex are those with the primary objective of increasing the capacity of existing assets, deploying new production, offloading, and storage assets, increasing asset efficiency or profitability, and deploying essential infrastructure to enable other growth projects. It includes acquisitions of assets/companies and remaining investments in systems that started up as of 2020 and exploratory investments.

Sustaining capex, on the other hand, has the main objective of maintaining the operation of existing assets. It does not aim at increasing the capacity of the facilities. It includes investments in safety and reliability of facilities, replacement well projects, complementary development, remaining investments in systems that started up before 2020, scheduled stoppages and revitalizations (without new systems), 4D seismic, health, environment, and safety (HSE) projects, subsea line exchanges, operational infrastructure and information technology (IT).

In 2Q22, capex in the Exploration & Production segment totaled US$ 1.7 billion, 22% higher than in 1Q22, due to higher expenses with large projects, especially the construction and integration of new production units, in addition to higher volume of scheduled stoppages and exploratory activity. Investments were mainly concentrated on: (i) the development of ultra-deepwater production in the Santos Basin pre-salt (US$ 0.6 billion); (ii) development of new deepwater projects (US$ 0.2 billion); and (iii) exploratory investments in the pre-salt and post-salt (US$ 0.1 billion).

In the Refining, Transportation and Marketing segment, capex totaled US$ 0.3 billion in 2Q22, of which approximately 17% was related to growth. In Gas & Power, capex totaled US$ 0.1 billion in 2Q22, with approximately 24% related to growth.

10

The following table presents the main information about the new oil and gas production systems, already contracted.

Table 10 – Main projects

Unit	Start-up	FPSO capacity (bbl/day)	CAPEX Petrobras Actual US$ bn	CAPEX Petrobras Total US$ bn1	Petrobras Stake	Status
Búzios 5 FPSO Alm. Barroso (Chartered unit)	2023	150,000	0.92	2.0	92,66%[2]	Project in phase of execution. Production system is sailing to Brazil. 10 wells drilled and 7 completed.
Marlim 1 FPSO Anita Garibaldi (Chartered unit)	2023	80,000	0.11	1.7	100%	Project in phase of execution with production system under construction.
Marlim 2 FPSO Anna Nery (Chartered unit)	2023	70,000	0.12	1.3	100%	Project in phase of execution. Production system is sailing to Brazil. 2 wells drilled and completed.[4]
Mero 2 FPSO Sepetiba (Chartered unit)	2023	180,000	0.18	0.8	38,6%[3]	Project in phase of execution with production system under construction. 10 wells drilled and 2 completed
Itapu P-71 (Owned unit)	2023	150,000	1.99	3.4	100%	Project in phase of execution with production system under construction. 4 wells drilled and 2 completed
Mero 3 FPSO Marechal Duque de Caxias (Chartered unit)	2024	180,000	0.05	0.8	38,6%[3]	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Integrado Parque das Baleias (IPB) FPSO Maria Quitéria (Chartered unit)	2024	100,000	0.27	1.7	100%	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed[4]
Búzios 7 FPSO Almirante Tamandaré (Chartered unit)	2024	225,000	0.08	2.1	92,66%[2]	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Búzios 6 P-78 (Owned unit)	2025	180,000	0.27	4.1	92,66%[2]	Project in phase of execution with production system under construction
Búzios 8 P-79 (Owned unit)	2025	180,000	0.22	4.2	92,66%[2]	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Mero 4 FPSO Alexandre de Gusmão (Chartered unit)	2025	180,000	0.04	0.8	38,6%[3]	Project in phase of execution with production system under construction 5 wells drilled and 2 completed

[1] Total CAPEX with the Strategic Plan 2022-26 assumptions and Petrobras work interest (WI). Chartered units leases are not included.

[2] In March 2022, Petrobras has signed the contract with the partner CNOOC Petroleum Brasil Ltda. (CPBL) for the assignment of 5% of its interest in the Production Sharing Contract of the Transfer of Rights Surplus for the Buzios field. Petrobras stake will be ajusted after the transaction's approval by the regulatory agencies.

[3] Petrobras stake updated after the approval of the Production Individualization Agreement (AIP) of the Mero accumulation. As the compensation relative to the non-contracted area expenses will be paid in oil to the consortium, the work interest (WI) of the CAPEX reported will not change.

[4] Production Unit for revitalization project. Refers only to new wells. The scope of the project also includes the relocation of some wells of the units being decommissioned.

11

In addition to the systems listed in the table above, the FPSOs for Búzios 9 and 10and the SEAP 1 project are expected to start operating within the horizon of the 2022-26 Strategic Plan. The bidding for P-80 and P-82 (Búzios 9 and 10) production units is in progress after receiving two commercial proposals. The bidding committee released the result of Package A on 07/13/2022, selecting the proposal from Keppel Shipyard. Package B is under negotiation with Sembcorp Marine Rig and Floaters. In both cases, the option of Petrobras requesting the supply of an additional unit is considered. In relation to the FPSO for SEAP 1, the previous procurement process was canceled as the proposal received was overpriced and carried conditions not foreseen in the bidding process. We are currently re-evaluating the project and the procurement strategy.

12

Portfolio management

In 2Q22, cash inflows from divestments totaled US$ 1.6 billion, including a deferred payment for the sale of 90% of NTS, in the amount of US$ 1.0 billion. From January 1, 2022, to July 27, 2022, we concluded the sale of the Alagoas and Recôncavo Clusters, exploratory blocks in Parana and Potiguar Basins and our equity interests in Deten Química and Gaspetro. Additionally, we signed the contracts for the sale of the Potiguar, Norte Capixaba, Golfinho and Camarupim Clusters, the Albacora East field and LUBNOR Refinery. In February 2022, we received a deferred payment for the sale of the Bacalhau field (formerly Carcará area) in the amount of US$950 million.

Table 11 – Main transactions by July 27th, 2022 and respective transaction amounts (excluding deferred payments)

Assets	Amount received (US$ million)	Transaction amount[1] (US$ million)
Bloco PAR-T-198_Paraná Basin	0.031	0.031[6]
Bloco PAR-T-218_Paraná Basin	0.032	0.032[6]
Bloco POT-T-794_Potiguar Basin	0.525	0.525[6]
East Albacora field	293	2,201
Papa-Terra field	6	105.6[6]
Deten Química	101.2²	117²
Gaspetro	392.3[2]	394[6]
Alagoas cluster	300	300[6]
Carmópolis cluster	275	1,100[6]
Fazenda Belém cluster	-	35[5]
Golfinho e Camarupim clusters	3	75
Norte cluster	35.85	544
Peroá cluster	5	55[6]
Pescada cluster		2[5]
Potiguar cluster	110	1,380
Recôncavo cluster	256	250[5]
LUBNOR refinery	3.4	34
REMAN refinery	28.4	189.5[6]
SIX	3	33[6]
Total amount	1,813	6,816

¹ Amounts agreed in the signing date, subject to adjustments upon closing

² Original amounts in BRL, converted to US$ at the PTAX rate on the day of the SPA signing or of the cash inflow

3Transaction signed in 2018 4Transaction signed in 2019 5Transaction signed in 2020 6Transaction signed in 2021

13

Liquidity and capital resources[1]

Table 12 – Liquidity and capital resources

US$ million	2Q22	1Q22	2Q21	1H22	1H21
Adjusted cash and cash equivalents at the beginning of period	18,482	11,117	12,542	11,117	12,370
Government bonds and time deposits with maturities of more than 3 months at the beginning of period *	(1,259)	(650)	(579)	(650)	(659)
Cash and cash equivalents in companies classified as held for sale at the beginning of the period	9	13	1	13	14
Cash and cash equivalents at the beginning of period	17,232	10,480	11,964	10,480	11,725
Net cash provided by operating activities	14,496	10,308	10,823	24,804	18,067
Net cash provided by (used in) investing activities	3,621	(988)	(994)	2,633	(2,353)
Acquisition of PP&E and intangibles assets	(1,697)	(2,376)	(1,485)	(4,073)	(3,135)
Investments in investees	(10)	(9)	(9)	(19)	(11)
Proceeds from disposal of assets - Divestment	1,625	1,753	301	3,378	502
Financial compensation from co-participation agreements	5,152	61	−	5,213	−
Dividends received	190	52	133	242	200
Divestment (Investment) in marketable securities	(1,639)	(469)	66	(2,108)	91
(=) Net cash provided by operating and investing activities	18,117	9,320	9,829	27,437	15,714
Net cash used in financing activities	(18,099)	(3,150)	(12,343)	(21,249)	(17,917)
Net financings	(4,155)	(1,908)	(9,029)	(6,063)	(13,117)
Proceeds from financing	180	150	1,614	330	1,668
Repayments	(4,335)	(2,058)	(10,643)	(6,393)	(14,785)
Repayment of lease liability	(1,361)	(1,321)	(1,432)	(2,682)	(2,899)
Dividends paid to shareholders of Petrobras	(12,429)	−	(1,848)	(12,429)	(1,848)
Dividends paid to non-controlling interest	(53)	(5)	(39)	(58)	(39)
Investments by non-controlling interest	(101)	84	5	(17)	(14)
Effect of exchange rate changes on cash and cash equivalents	(956)	582	372	(374)	300
Cash and cash equivalents at the end of period	16,294	17,232	9,822	16,294	9,822
Government bonds and time deposits with maturities of more than 3 months at the end of period *	2,855	1,259	602	2,855	602
Cash and cash equivalents in companies classified as held for sale at the end of the period	(7)	(9)	(1)	(7)	(1)
Adjusted cash and cash equivalents at the end of period	19,142	18,482	10,423	19,142	10,423
Reconciliation of Free Cash Flow
Net cash provided by operating activities	14,496	10,308	10,823	24,804	18,067
Acquisition of PP&E and intangibles assets	(1,697)	(2,376)	(1,485)	(4,073)	(3,135)
Free cash flow**	12,799	7,932	9,338	20,731	14,932

As of June 30, 2022, cash and cash equivalents totaled US$ 16.3 billion and adjusted cash and cash equivalents totaled US$ 19.1 billion.

In 2Q22, cash generated from operating activities reached US$ 14.5 billion and positive free cash flow totaled US$ 12.8 billion. This level of cash generation, together with the inflow of funds from the divestments of US$ 1.6 billion and the inflow of US$ 5.2 billion referring to financial compensation for co-participation agreements in Sepia and Atapu were used to: (a) prepay debts and amortize principal and interest due in the period (US$4.3 billion), (b) amortize lease liabilities (US$1.4 billion), and (c) make investments of US$1, 7 billion.

[1] * Includes short-term government bonds and time deposits and cash and cash equivalents of companies classified as held for sale.

** Free cash flow (FCF) is in accordance with the Shareholder Remuneration Policy, which is the result of the equation: FCF = net cash provided by operating activities less acquisitions of PP&E and intangible assets.

14

In 2Q22, the company settled several loans and financial debt, in the amount of US$ 4.3 billion, notably the repurchase and redemption of US$ 3.3 billion of securities in the international capital market.

The reduction of gross debt, the high level of cash generation and solid liquidity allowed the company to approve shareholder remuneration in the amount of R$ 6.73 per common and preferred share.

15

Debt

As of June 30, 2022, gross debt reached US$ 53.6 billion, a decrease of 8.5% compared to March 31, 2022, and 18.9% lower than on June 30, 2021, mainly due to debt prepayments and amortizations.

Average maturity shifted from 13.2 years on March 31, 2022, to 13 years on June 30, 2022.

The gross debt/EBITDA ratio decreased from 1.18x on March 30, 2022, to 0.93x on June 30, 2022.

Net debt decreased by 14.1% to US$ 34.4 billion. The net debt/Adjusted EBITDA ratio decreased from 0.81x on March 31, 2021, to 0.60x on June 30, 2022.

Table 13 – Debt indicators

US$ million	06.30.2022	03.31.2022	Δ %	06.30.2021
Financial Debt	31,051	35,421	(12.3)	43,505
Capital Markets	18,261	21,683	(15.8)	25,178
Banking Market	9,158	9,970	(8.1)	14,028
Development banks	770	878	(12.3)	908
Export Credit Agencies	2,688	2,708	(0.7)	3,189
Others	174	182	(4.4)	202
Finance leases	22,526	23,133	(2.6)	20,180
Gross debt	53,577	58,554	(8.5)	63,685
Adjusted cash and cash equivalents	19,142	18,482	3.6	10,423
Net debt	34,435	40,072	(14.1)	53,262
Net Debt/(Net Debt + Market Cap) - Leverage	32%	30%	6.7	40%
Average interest rate (% p.a.)	6.3	6.2	1.6	5.9
Weighted average maturity of outstanding debt (years)	13.04	13.22	(1.4)	12.54
Net debt/LTM Adjusted EBITDA ratio	0.60	0.81	(25.9)	1.49
Gross debt/LTM Adjusted EBITDA ratio	0.93	1.18	(21.5)	1.78

16

Results by segment

Exploration and Production

Table 14 – E&P results

						Variation (%) (*)
US$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 / 1Q22	2Q22 / 2Q21	1H22 / 1H21
Sales revenues	21,940	19,684	13,509	41,624	25,175	11.5	62.4	65.3
Gross profit	13,764	12,008	7,903	25,772	14,335	14.6	74.2	79.8
Operating expenses	2,519	(33)	(458)	2,486	(979)	−	−	−
Operating income (loss)	16,283	11,975	7,445	28,258	13,356	36.0	118.7	111.6
Net income (loss) attributable to the shareholders of Petrobras	10,803	7,955	4,948	18,758	8,873	35.8	118.3	111.4
Adjusted EBITDA of the segment	15,937	14,024	9,679	29,961	17,732	13.6	64.7	69.0
EBITDA margin of the segment (%)	73	71	72	72	70	1	1	2
ROCE (Return on Capital Employed) (%)	17.4	14.2	6.6	17.4	6.6	3.2	10.8	10.8
Average Brent crude (US$/bbl)	113.78	101.40	68.83	107.59	64.86	12.2	65.3	65.9
Internal Transfer Price to RTM - Crude oil (US$/bbl)	106.90	93.71	65.57	100.24	61.45	14.1	63.0	63.1
Lifting cost - Brazil (US$/boe)
excluding production taxes and leases	5.98	5.22	4.91	5.60	4.91	14.5	21.8	14.0
excluding production taxes	7.68	6.97	6.37	7.32	6.51	10.1	20.6	12.4
Onshore and shallow waters
with leases	17.23	16.44	13.43	16.82	12.89	4.8	28.3	30.5
excluding leases	17.23	16.44	13.43	16.82	12.89	4.8	28.3	30.5
Deep and ultra-deep post-salt
with leases	14.47	11.28	11.19	12.83	11.15	28.3	29.3	15.1
excluding leases	13.06	9.57	10.12	11.27	9.75	36.5	29.1	15.5
Pre-salt
with leases	5.19	5.13	4.22	5.16	4.42	1.3	22.9	16.7
excluding leases	3.31	3.25	2.52	3.28	2.61	1.8	31.3	25.8
including production taxes and excluding leases	25.95	24.36	17.07	25.14	16.60	6.5	52.0	51.5
including production taxes and leases	27.64	26.11	18.53	26.86	18.20	5.9	49.2	47.6
Production taxes - Brazil	4,034	4,068	2,633	8,101	4,992	(0.9)	53.2	62.3
Royalties	2,247	2,142	1,356	4,388	2,546	4.9	65.6	72.4
Special participation	1,774	1,914	1,267	3,688	2,427	(7.3)	40.0	51.9
Retention of areas	13	12	9	24	18	8.8	35.6	33.6
(*) EBITDA margin and ROCE variations in percentage points

In 2Q22, E&P gross profit was US$ 13.8 billion, an increase of 15% when compared to 1Q22, mainly due to higher Brent prices. Operating income was 36% higher than 1Q22, reflecting the growth in gross profit and the gains from the co-participation agreements in Sepia and Atapu fields.

We recorded a 15% increase in the lifting cost without leasing and government take when compared to 1Q22. In 1Q22 there were several restrictions to activities due to the ÔMICRON variant of COVID-19. In 2Q22, the resumption of activities after the critical period aforementioned and also the effect of the 6% BRL appreciation against the average USD were the main factors impacting the lifting cost.

In the pre-salt, there was a slight increase of 2% in lifting costs, driven by the appreciation of the BRL against the USD and the lower production, partially offset by lower expenses associated with well interventions in Búzios field.

17

In the post-salt, there was a 36% increase in the same indicator when compared to 1Q22, due to higher costs with project continuity and integrity, such as well interventions and subsea inspections, alongside the appreciation of the BRL against the USD and also the lower production in the quarter.

In onshore and shallow water assets, there was an increase in lifting costs mainly due to the BRL appreciation. The lower production, due to divestments, unscheduled shutdowns and natural decline of the fields, was offset by the reduction in production costs.

The increase in government take per barrel in 2Q22 is mainly caused by the higher Brent prices in the period.

18

Refining, Transportation and Marketing

Table 15 – RTM results **

						Variation (%) (*)
US$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 / 1Q22	2Q22 / 2Q21	1H22 / 1H21
Sales revenues	31,956	24,685	19,007	56,641	32,980	29.5	68.1	71.7
Gross profit (loss)	5,169	3,138	2,270	8,307	4,406	64.7	127.7	88.5
Operating expenses	(843)	(537)	(522)	(1,380)	(921)	57.0	61.5	49.8
Operating Income (Loss)	4,326	2,601	1,748	6,927	3,485	66.3	147.5	98.8
Net income (loss) attributable to the shareholders of Petrobras	2,761	1,987	1,673	4,748	2,928	39.0	65.0	62.2
Adjusted EBITDA of the segment	4,923	3,119	2,261	8,042	4,526	57.8	117.7	77.7
EBITDA margin of the segment (%)	15	13	12	14	14	3	4	−
ROCE (Return on Capital Employed) (%)	11.0	7.4	3.8	11.0	3.8	3.6	7.2	7.2
Refining cost (US$ / barrel) - Brazil	1.84	1.77	1.63	1.81	1.62	3.5	12.8	11.7
Domestic basic oil by-products price (US$/bbl)	135.20	104.62	76.05	120.04	70.17	29.2	77.8	71.1
(*) EBITDA margin and ROCE variations in percentage points

In 2Q22, gross profit for the Refining, Transportation and Marketing (RTM) segment was US$ 5.2 billion, US$ 2 billion higher than in 1Q22. Excluding the effect of inventory turnover ($1.5 billion in 2Q22 and $2 billion in 1Q22) the gross profit would have been $3.6 billion in 2Q22 and $1.1 billion in 1Q22.

The higher gross profit was due to higher margins on oil products in the domestic market, mainly diesel, gasoline and jet fuel, because of higher international margins on these products. Sales volume was also higher, especially diesel volumes, due to its typical seasonality.

In 2Q22, operating income was higher than in 1Q22 due to the higher gross profit, which was partially offset by higher expenses with lawsuits and the Lubnor refinery impairment.

In 2Q22, refining costs per barrel in USD were slightly higher than in 1Q22 due to higher maintenance expenses, higher feedstock prices in BRL and the appreciation of the BRL against the USD. The higher absolute dollar costs were partially offset by the higher throughput in 2Q22.

19

Gas and Power

Table 16 – G&P results

						Variation (%) (*)
US$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 / 1Q22	2Q22 / 2Q21	1H22 / 1H21
Sales revenues	3,734	3,365	2,654	7,099	4,862	11.0	40.7	46.0
Gross profit	1,368	480	994	1,848	1,870	185.0	37.6	(1.2)
Operating expenses	(816)	(889)	(665)	(1,705)	(1,411)	(8.2)	22.7	20.8
Operating income (loss)	552	(409)	329	143	459	−	67.8	(68.8)
Net income (loss) attributable to the shareholders of Petrobras	368	(267)	226	101	330	−	62.8	(69.4)
Adjusted EBITDA of the segment	657	(301)	388	356	711	−	69.3	(49.9)
EBITDA margin of the segment (%)	18	(9)	15	5	15	27	3	(10)
ROCE (Return on Capital Employed) (%)	(3.9)	(5.3)	3.5	(3.9)	3.5	1.4	(7.4)	(7.4)
Natural gas sales price - Brazil (US$/bbl)	71.16	55.85	42.57	63.00	38.37	27.4	67.2	64.2
Fixed revenues from power auctions	104.36	95.70	106.22	200.05	207.63	9.0	(1.8)	(3.7)
Average price for power generation(US$/MWh)	18.89	55.27	73.98	46.47	72.56	(65.8)	(74.5)	(36.0)
(*) EBITDA margin and ROCE variations in percentage points

In 2Q22, gross profit was US$ 1.4 billion, representing an increase of US$ 887 million when compared to 1Q22, mainly reflecting the recovery in natural gas commercialization margins, due to: (a) the improvement in the natural gas sales and purchases portfolio, with a reduction in natural gas demand for thermoelectric generation and a lower need for regasified LNG; (b) the contractual quarterly update in May of the non-thermoelectric sales prices.

In 2Q22, we reversed the operating loss of 1Q22, reaching an operating income of US$ 552 million, due to higher gross profit and lower expenses with lawsuits (- US$ 50 million).

20

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Instruction 527 of October 2012.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: results in equity-accounted investments; impairment, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt and Net Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 17 - Reconciliation of Adjusted EBITDA

						Variation (%) (*)
US$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 / 1Q22	2Q22 / 2Q21	1H22 / 1H21
Net income (loss)	11,041	8,648	8,156	19,689	8,356	27.7	35.4	135.6
Net finance income (expense)	3,198	(596)	(2,019)	2,602	3,620	−	−	(28.1)
Income taxes	5,309	4,566	3,784	9,875	4,103	16.3	40.3	140.7
Depreciation, depletion and amortization	3,460	3,170	2,822	6,630	5,678	9.1	22.6	16.8
EBITDA	23,008	15,788	12,743	38,796	21,757	45.7	80.6	78.3
Results in equity-accounted investments	9	(350)	(1,026)	(341)	(1,209)	−	−	(71.8)
Impairment	168	(1)	90	167	180	−	86.7	(7.2)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	34	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(370)	(476)	(57)	(846)	(106)	(22.3)	549.1	698.1
Results from co-participation agreements in bid areas	(2,872)	−	−	(2,872)	−	−	−	−
Adjusted EBITDA	19,943	14,961	11,750	34,904	20,656	33.3	69.7	69.0
Adjusted EBITDA margin (%)	57	55	56	56	56	2.0	1.0	−
(*) EBITDA Margin variations in percentage points

21

Financial statements

Table 18 - Income statement - Consolidated

US$ million	2Q22	1Q22	2Q21	1H22	1H21
Sales revenues	34,703	27,189	20,982	61,892	36,680
Cost of sales	(15,240)	(12,779)	(10,158)	(28,019)	(17,849)
Gross profit	19,463	14,410	10,824	33,873	18,831
Selling expenses	(1,247)	(1,178)	(1,086)	(2,425)	(2,034)
General and administrative expenses	(323)	(299)	(260)	(622)	(533)
Exploration costs	(44)	(79)	(191)	(123)	(405)
Research and development expenses	(220)	(206)	(147)	(426)	(264)
Other taxes	(93)	(59)	(46)	(152)	(152)
Impairment of assets	(168)	1	(90)	(167)	(180)
Other income and expenses	2,189	(322)	(109)	1,867	(393)
	94	(2,142)	(1,929)	(2,048)	(3,961)
Operating income	19,557	12,268	8,895	31,825	14,870
Finance income	619	262	206	881	328
Finance expenses	(959)	(757)	(1,871)	(1,716)	(3,079)
Foreign exchange gains (losses) and inflation indexation charges	(2,858)	1,091	3,684	(1,767)	(869)
Net finance income (expense)	(3,198)	596	2,019	(2,602)	(3,620)
Results in equity-accounted investments	(9)	350	1,026	341	1,209
Income before income taxes	16,350	13,214	11,940	29,564	12,459
Income taxes	(5,309)	(4,566)	(3,784)	(9,875)	(4,103)
Net Income	11,041	8,648	8,156	19,689	8,356
Net income attributable to:
Shareholders of Petrobras	11,010	8,605	8,121	19,615	8,301
Non-controlling interests	31	43	35	74	55

22

Table 19 - Statement of financial position – Consolidated

ASSETS - US$ million	06.30.2022	12.31.2021
Current assets	42,914	30,149
Cash and cash equivalents	16,287	10,467
Marketable securities	2,855	650
Trade and other receivables, net	5,048	6,368
Inventories	9,512	7,255
Recoverable taxes	1,274	1,346
Assets classified as held for sale	5,792	2,490
Other current assets	2,146	1,573
Non-current assets	148,906	144,199
Long-term receivables	16,516	14,334
Trade and other receivables, net	1,981	1,900
Marketable securities	49	44
Judicial deposits	9,716	8,038
Deferred taxes	548	604
Other tax assets	3,648	3,261
Other non-current assets	574	487
Investments	1,717	1,510
Property, plant and equipment	127,419	125,330
Intangible assets	3,254	3,025
Total assets	191,820	174,348

LIABILITIES - US$ million	06.30.2022	12.31.2021
Current liabilities	32,677	24,176
Trade payables	5,528	5,483
Finance debt	4,116	3,641
Lease liability	5,224	5,432
Taxes payable	5,706	4,734
Dividends payable	4,633	−
Short-term employee benefits	2,007	2,144
Liabilities related to assets classified as held for sale	1,822	867
Other current liabilities	3,641	1,875
Non-current liabilities	80,326	80,360
Finance debt	26,935	32,059
Lease liability	17,302	17,611
Income taxes payable	310	300
Deferred taxes	6,895	1,229
Employee benefits	8,861	9,374
Provision for legal and administrative proceedings	2,468	2,018
Provision for decommissioning costs	15,474	15,619
Other non-current liabilities	2,081	2,150
Shareholders' equity	78,817	69,812
Share capital (net of share issuance costs)	107,101	107,101
Profit reserves and others	(28,723)	(37,694)
Non-controlling interests	439	405
Total liabilities and shareholders´ equity	191,820	174,348
23

Table 20 - Statement of cash flow – Consolidated

US$ million	2Q22	1Q22	2Q21	1H22	1H21
Cash flow from Operating activities
Net income for the period	11,041	8,648	8,156	19,689	8,356
Adjustments for:
Pension and medical benefits (actuarial expense)	326	307	323	633	638
Results of equity-accounted investments	9	(350)	(1,026)	(341)	(1,209)
Depreciation, depletion and amortization	3,460	3,170	2,822	6,630	5,678
Impairment of assets (reversal)	168	(1)	90	167	180
Inventory write-down (write-back) to net realizable value	10	(7)	(2)	3	(3)
Allowance (reversals) for credit loss on trade and other receivables	18	21	11	39	(4)
Exploratory expenditures write-offs	71	23	56	94	187
Disposal/write-offs of assets, remeasurement of investment retained with loss of control	(370)	(476)	(56)	(846)	(71)
Foreign exchange, indexation and finance charges	3,371	(489)	(1,892)	2,882	3,652
Deferred income taxes, net	28	1,961	3,683	1,989	3,883
Revision and unwinding of discount on the provision for decommissioning costs	141	154	195	295	389
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	(4)	−	(973)	(4)	(973)
Results from co-participation agreements in bid areas	(2,872)	−	−	(2,872)	−
Early termination and cash outflows revision of lease agreements	(176)	(225)	(157)	(401)	(227)
Decrease (Increase) in assets
Trade and other receivables	(584)	641	(607)	57	(735)
Inventories	(117)	(1,917)	394	(2,034)	(1,579)
Judicial deposits	(441)	(375)	(287)	(816)	(438)
Other assets	(625)	(27)	(233)	(652)	(182)
Increase (Decrease) in liabilities
Trade payables	(3)	(138)	(276)	(141)	340
Other taxes payable	4,070	2,835	1,358	6,905	2,463
Income taxes paid	(3,527)	(1,575)	9	(5,102)	(119)
Pension and medical benefits	(212)	(1,477)	(687)	(1,689)	(1,663)
Provision for legal proceedings	152	184	170	336	(35)
Short-term benefits	(216)	(150)	(137)	(366)	(228)
Provision for decommissioning costs	(146)	(132)	(162)	(278)	(325)
Other liabilities	924	(297)	51	627	92
Net cash provided by operating activities	14,496	10,308	10,823	24,804	18,067
Cash flows from Investing activities
Acquisition of PP&E and intangible assets	(1,697)	(2,376)	(1,485)	(4,073)	(3,135)
Investments in investees	(10)	(9)	(9)	(19)	(11)
Proceeds from disposal of assets - Divestment	1,625	1,753	301	3,378	502
Financial compensation from co-participation agreements	5,152	61	−	5,213	−
Divestment (Investment) in marketable securities	(1,639)	(469)	66	(2,108)	91
Dividends received	190	52	133	242	200
Net cash provided (used) by investing activities	3,621	(988)	(994)	2,633	(2,353)
Cash flows from Financing activities
Changes in non-controlling interest	(101)	84	5	(17)	(14)
Financing and loans, net:
Proceeds from financing	180	150	1,614	330	1,668
Repayment of principal - finance debt	(3,986)	(1,491)	(10,495)	(5,477)	(13,558)
Repayment of interest - finance debt	(349)	(567)	(148)	(916)	(1,227)
Repayment of lease liability	(1,361)	(1,321)	(1,432)	(2,682)	(2,899)
Dividends paid to Shareholders of Petrobras	(12,429)	−	(1,848)	(12,429)	(1,848)
Dividends paid to non-controlling interests	(53)	(5)	(39)	(58)	(39)
Net cash provided (used) by financing activities	(18,099)	(3,150)	(12,343)	(21,249)	(17,917)
Effect of exchange rate changes on cash and cash equivalents	(956)	582	372	(374)	300
Net increase (decrease) in cash and cash equivalents	(938)	6,752	(2,142)	5,814	(1,903)
Cash and cash equivalents at the beginning of the period	17,232	10,480	11,964	10,480	11,725
Cash and cash equivalents at the end of the period	16,294	17,232	9,822	16,294	9,822

24

Financial information by business areas

Table 21 - Consolidated income by segment – 1H22

US$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	41,624	56,641	7,099	276	(43,748)	61,892
Intersegments	40,946	931	1,870	1	(43,748)	−
Third parties	678	55,710	5,229	275	−	61,892
Cost of sales	(15,852)	(48,334)	(5,251)	(272)	41,690	(28,019)
Gross profit	25,772	8,307	1,848	4	(2,058)	33,873
Expenses	2,486	(1,380)	(1,705)	(1,442)	(7)	(2,048)
Selling expenses	(5)	(869)	(1,537)	(7)	(7)	(2,425)
General and administrative expenses	(24)	(79)	(34)	(485)	−	(622)
Exploration costs	(123)	−	−	−	−	(123)
Research and development expenses	(365)	(6)	(3)	(52)	−	(426)
Other taxes	(39)	(25)	(19)	(69)	−	(152)
Impairment of assets	(123)	(44)	1	(1)	−	(167)
Other income and expenses	3,165	(357)	(113)	(828)	−	1,867
Operating income (loss)	28,258	6,927	143	(1,438)	(2,065)	31,825
Net finance income (expense)	−	−	−	(2,602)	−	(2,602)
Results in equity-accounted investments	108	176	59	(2)	−	341
Income (loss) before income taxes	28,366	7,103	202	(4,042)	(2,065)	29,564
Income taxes	(9,610)	(2,355)	(49)	1,435	704	(9,875)
Net Income (Loss)	18,756	4,748	153	(2,607)	(1,361)	19,689
Net income (loss) attributable to:
Shareholders of Petrobras	18,758	4,748	101	(2,631)	(1,361)	19,615
Non-controlling interests	(2)	−	52	24	−	74

Table 22 - Consolidated income by segment – 1H21

US$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	25,175	32,980	4,862	271	(26,608)	36,680
Intersegments	24,724	573	1,185	126	(26,608)	−
Third parties	451	32,407	3,677	145	−	36,680
Cost of sales	(10,840)	(28,574)	(2,992)	(264)	24,821	(17,849)
Gross profit	14,335	4,406	1,870	7	(1,787)	18,831
Expenses	(979)	(921)	(1,411)	(638)	(12)	(3,961)
Selling expenses	(5)	(738)	(1,272)	(7)	(12)	(2,034)
General and administrative expenses	(60)	(71)	(33)	(369)	−	(533)
Exploration costs	(405)	−	−	−	−	(405)
Research and development expenses	(191)	(6)	(17)	(50)	−	(264)
Other taxes	(41)	(63)	(47)	(1)	−	(152)
Impairment of assets	(102)	−	(79)	1	−	(180)
Other income and expenses	(175)	(43)	37	(212)	−	(393)
Operating income (loss)	13,356	3,485	459	(631)	(1,799)	14,870
Net finance income (expense)	−	−	−	(3,620)	−	(3,620)
Results in equity-accounted investments	56	628	73	452	−	1,209
Income (loss) before income taxes	13,412	4,113	532	(3,799)	(1,799)	12,459
Income taxes	(4,541)	(1,185)	(156)	1,167	612	(4,103)
Net Income (Loss)	8,871	2,928	376	(2,632)	(1,187)	8,356
Net income (loss) attributable to:
Shareholders of Petrobras	8,873	2,928	330	(2,643)	(1,187)	8,301
Non-controlling interests	(2)	−	46	11	−	55

25

Table 23 - Quarterly consolidated income by segment – 2Q22

US$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	21,940	31,956	3,734	150	(23,077)	34,703
Intersegments	21,572	498	1,009	(2)	(23,077)	−
Third parties	368	31,458	2,725	152	−	34,703
Cost of sales	(8,176)	(26,787)	(2,366)	(147)	22,236	(15,240)
Gross profit	13,764	5,169	1,368	3	(841)	19,463
Expenses	2,519	(843)	(816)	(763)	(3)	94
Selling expenses	(3)	(461)	(776)	(4)	(3)	(1,247)
General and administrative expenses	(12)	(42)	(18)	(251)	−	(323)
Exploration costs	(44)	−	−	−	−	(44)
Research and development expenses	(192)	(3)	−	(25)	−	(220)
Other taxes	(24)	(18)	(9)	(42)	−	(93)
Impairment of assets	(124)	(44)	−	−	−	(168)
Other income and expenses	2,918	(275)	(13)	(441)	−	2,189
Operating income (loss)	16,283	4,326	552	(760)	(844)	19,557
Net finance income (expense)	−	−	−	(3,198)	−	(3,198)
Results in equity-accounted investments	57	(95)	30	(1)	−	(9)
Income (loss) before income taxes	16,340	4,231	582	(3,959)	(844)	16,350
Income taxes	(5,538)	(1,470)	(188)	1,599	288	(5,309)
Net income (loss)	10,802	2,761	394	(2,360)	(556)	11,041
Net income (loss) attributable to:
Shareholders of Petrobras	10,803	2,761	368	(2,366)	(556)	11,010
Non-controlling interests	(1)	−	26	6	−	31

Table 24 - Quarterly consolidated income by segment – 1Q22

US$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	19,684	24,685	3,365	126	(20,671)	27,189
Intersegments	19,374	433	861	3	(20,671)	−
Third parties	310	24,252	2,504	123	−	27,189
Cost of sales	(7,676)	(21,547)	(2,885)	(125)	19,454	(12,779)
Gross profit	12,008	3,138	480	1	(1,217)	14,410
Expenses	(33)	(537)	(889)	(679)	(4)	(2,142)
Selling expenses	(2)	(408)	(761)	(3)	(4)	(1,178)
General and administrative expenses	(12)	(37)	(16)	(234)	−	(299)
Exploration costs	(79)	−	−	−	−	(79)
Research and development expenses	(173)	(3)	(3)	(27)	−	(206)
Other taxes	(15)	(7)	(10)	(27)	−	(59)
Impairment of assets	1	−	1	(1)	−	1
Other income and expenses	247	(82)	(100)	(387)	−	(322)
Operating income (loss)	11,975	2,601	(409)	(678)	(1,221)	12,268
Net finance income (expense)	−	−	−	596	−	596
Results in equity-accounted investments	51	271	29	(1)	−	350
Income (loss) before income taxes	12,026	2,872	(380)	(83)	(1,221)	13,214
Income taxes	(4,072)	(885)	139	(164)	416	(4,566)
Net income (loss)	7,954	1,987	(241)	(247)	(805)	8,648
Net income (loss) attributable to:
Shareholders of Petrobras	7,955	1,987	(267)	(265)	(805)	8,605
Non-controlling interests	(1)	−	26	18	−	43

26

Table 25 - Other income and expenses by segment – 1H22

US$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(852)	(12)	(10)	(15)	−	(889)
Losses with legal, administrative and arbitration proceedings	(136)	(247)	(59)	(115)	−	(557)
Pension and medical benefits - retirees	−	−	−	(491)	−	(491)
Performance award program	(102)	(51)	(13)	(81)	−	(247)
Losses with Commodities Derivatives	−	−	−	(222)	−	(222)
Profit sharing	(26)	(16)	(4)	(19)	−	(65)
Losses on decommissioning of returned/abandoned areas	(27)	−	−	−	−	(27)
Equalization of expenses - Production Individualization Agreements	(9)	−	−	−	−	(9)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Amounts recovered from Lava Jato investigation	−	−	−	12	−	12
Recovery of taxes	−	7	−	34	−	41
Fines imposed on suppliers	88	12	9	7	−	116
Expenses/Reimbursements from E&P partnership operations	154	−	−	−	−	154
Early termination and changes to cash flow estimates of leases	375	30	3	(7)	−	401
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	806	44	(7)	3	−	846
Results from co-participation agreements in bid areas (*)	2,872	−	−	−	−	2,872
Others	22	(124)	(32)	66	−	(68)
	3,165	(357)	(113)	(828)	−	1,867
(*) It refers to the gain related to the Co-participation Agreements of Atapu and Sépia.

Table 26 - Other income and expenses by segment – 1H21

US$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(627)	(8)	(14)	(2)	−	(651)
Gains/ (losses) with legal, administrative and arbitration proceedings	(74)	5	(3)	(203)	−	(275)
Pension and medical benefits - retirees	−	−	−	(439)	−	(439)
Performance award program	(76)	(44)	(8)	(67)	−	(195)
Losses with Commodities Derivatives	−	−	−	(42)	−	(42)
Profit sharing	(23)	(15)	(1)	(19)	−	(58)
Losses on decommissioning of returned/abandoned areas	(7)	−	−	−	−	(7)
Equalization of expenses - Production Individualization Agreements	(52)	−	−	−	−	(52)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	(33)	−	(33)
Amounts recovered from Lava Jato investigation (*)	−	−	−	196	−	196
Recovery of taxes (**)	−	3	27	476	−	506
Fines imposed on suppliers	64	5	4	4	−	77
Expenses/Reimbursements from E&P partnership operations	291	−	−	−	−	291
Early termination and changes to cash flow estimates of leases	239	16	(23)	(6)	−	226
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	33	31	40	−	−	104
Results from co-participation agreements in bid areas	−	−	−	−	−	−
Others	57	(36)	15	(77)	−	(41)
	(175)	(43)	37	(212)	−	(393)
(*) The total amount recovered from Lava Jato Investigation through December 31, 2021 was US$ 1,522, recognized through collaboration and leniency agreements entered into with individuals and legal entities.
(**) In the three and six-month periods ended June 30, 2021, it Includes the effects of the exclusion of ICMS (VAT tax) from the basis of calculation of sales taxes PIS and COFINS, except for the effects of inflation indexation..

27

Table 27 - Other income and expenses by segment – 2Q22

US$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(494)	(8)	(3)	(8)	−	(513)
Losses with legal, administrative and arbitration proceedings	(74)	(179)	(4)	(41)	−	(298)
Pension and medical benefits - retirees	−	−	−	(253)	−	(253)
Losses with Commodities Derivatives	−	−	−	(169)	−	(169)
Performance award program	(54)	(27)	(7)	(41)	−	(129)
Equalization of expenses - Production Individualization Agreements	(37)	−	−	−	−	(37)
Profit sharing	(14)	(8)	(2)	(10)	−	(34)
Losses on decommissioning of returned/abandoned areas	(3)	−	−	−	−	(3)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Amounts recovered from Lava Jato investigation	−	−	−	−	−	−
Recovery of taxes	−	6	−	18	−	24
Fines imposed on suppliers	41	3	−	4	−	48
Expenses/Reimbursements from E&P partnership operations	127	−	−	−	−	127
Early termination and changes to cash flow estimates of leases	173	10	−	(7)	−	176
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	386	(10)	(6)	−	−	370
Results from co-participation agreements in bid areas (*)	2,872	−	−	−	−	2,872
Others	(5)	(62)	9	66	−	8
	2,918	(275)	(13)	(441)	−	2,189
(*) It refers to the gain related to the Co-participation Agreements of Atapu and Sépia.

Table 28 - Other income and expenses by segment – 1Q22

US$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(358)	(4)	(7)	(7)	−	(376)
Losses with legal, administrative and arbitration proceedings	(62)	(68)	(55)	(74)	−	(259)
Pension and medical benefits - retirees	−	−	−	(238)	−	(238)
Losses with Commodities Derivatives	−	−	−	(53)	−	(53)
Performance award program	(48)	(24)	(6)	(40)	−	(118)
Equalization of expenses - Production Individualization Agreements	28	−	−	−	−	28
Profit sharing	(12)	(8)	(2)	(9)	−	(31)
Losses on decommissioning of returned/abandoned areas	(24)	−	−	−	−	(24)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Amounts recovered from Lava Jato investigation	−	−	−	12	−	12
Recovery of taxes	−	1	−	16	−	17
Fines imposed on suppliers	47	9	9	3	−	68
Expenses/Reimbursements from E&P partnership operations	27	−	−	−	−	27
Early termination and changes to cash flow estimates of leases	202	20	3	−	−	225
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	420	54	(1)	3	−	476
Results from co-participation agreements in bid areas	−	−	−	−	−	−
Others	27	(62)	(41)	−	−	(76)
	247	(82)	(100)	(387)	−	(322)

28

Table 29 - Consolidated assets by segment – 06.30.2022

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	117,413	41,468	10,658	30,747	(8,466)	191,820

Current assets	8,812	18,161	3,029	21,378	(8,466)	42,914
Non-current assets	108,601	23,307	7,629	9,369	−	148,906
Long-term receivables	5,914	2,701	642	7,259	−	16,516
Investments	405	1,125	156	31	−	1,717
Property, plant and equipment	99,476	19,376	6,756	1,811	−	127,419
Operating assets	88,352	16,526	4,739	1,496	−	111,113
Assets under construction	11,124	2,850	2,017	315	−	16,306
Intangible assets	2,806	105	75	268	−	3,254

Table 30 - Consolidated assets by segment – 12.31.2021

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	113,146	34,388	10,589	21,898	(5,673)	174,348

Current assets	6,034	12,691	3,838	13,259	(5,673)	30,149
Non-current assets	107,112	21,697	6,751	8,639	−	144,199
Long-term receivables	5,042	2,212	322	6,758	−	14,334
Investments	393	970	119	28	−	1,510
Property, plant and equipment	99,033	18,419	6,241	1,637	−	125,330
Operating assets	87,210	16,086	3,739	1,373	−	108,408
Assets under construction	11,823	2,333	2,502	264	−	16,922
Intangible assets	2,644	96	69	216	−	3,025
29

Table 31 - Reconciliation of Adjusted EBITDA by segment – 1H22

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	18,756	4,748	153	(2,607)	(1,361)	19,689
Net finance income (expense)	−	−	−	2,602	−	2,602
Income taxes	9,610	2,355	49	(1,435)	(704)	9,875
Depreciation, depletion and amortization	5,258	1,114	207	51	−	6,630
EBITDA	33,624	8,217	409	(1,389)	(2,065)	38,796
Results in equity-accounted investments	(108)	(176)	(59)	2	−	(341)
Impairment	123	44	(1)	1	−	167
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(806)	(43)	7	(4)	−	(846)
Results from co-participation agreements in bid areas	(2,872)	−	−	−	−	(2,872)
Adjusted EBITDA	29,961	8,042	356	(1,390)	(2,065)	34,904

Table 32 - Reconciliation of Adjusted EBITDA by segment – 1H21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	8,871	2,928	376	(2,632)	(1,187)	8,356
Net finance income (expense)	−	−	−	3,620	−	3,620
Income taxes	4,541	1,185	156	(1,167)	(612)	4,103
Depreciation, depletion and amortization	4,307	1,072	213	86	−	5,678
EBITDA	17,719	5,185	745	(93)	(1,799)	21,757
Results in equity-accounted investments	(56)	(628)	(73)	(452)	−	(1,209)
Impairment	102	−	79	(1)	−	180
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	34	−	34
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(33)	(31)	(40)	(2)	−	(106)
Results from co-participation agreements in bid areas	−	−	−	−	−	−
Adjusted EBITDA	17,732	4,526	711	(514)	(1,799)	20,656

Table 33 - Reconciliation of Adjusted EBITDA by segment – 2Q22

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	10,802	2,761	394	(2,360)	(556)	11,041
Net finance income (expense)	−	−	−	3,198	−	3,198
Income taxes	5,538	1,470	188	(1,599)	(288)	5,309
Depreciation, depletion and amortization	2,788	542	99	31	−	3,460
EBITDA	19,128	4,773	681	(730)	(844)	23,008
Results in equity-accounted investments	(57)	95	(30)	1	−	9
Impairment	124	44	−	−	−	168
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(386)	11	6	(1)	−	(370)
Results from co-participation agreements in bid areas	(2,872)	−	−	−	−	(2,872)
Adjusted EBITDA	15,937	4,923	657	(730)	(844)	19,943

30

Table 34 - Reconciliation of Adjusted EBITDA by segment – 1Q22

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	7,954	1,987	(241)	(247)	(805)	8,648
Net finance income (expense)	−	−	−	(596)	−	(596)
Income taxes	4,072	885	(139)	164	(416)	4,566
Depreciation, depletion and amortization	2,470	572	108	20	−	3,170
EBITDA	14,496	3,444	(272)	(659)	(1,221)	15,788
Results in equity-accounted investments	(51)	(271)	(29)	1	−	(350)
Impairment	(1)	−	(1)	1	−	(1)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(420)	(54)	1	(3)	−	(476)
Results from co-participation agreements in bid areas	−	−	−	−	−	−
Adjusted EBITDA	14,024	3,119	(301)	(660)	(1,221)	14,961
31

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – EBITDA plus results in equity-accounted investments; impairment, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets (except for signature bonus) and investments in investees. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA - Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

ROCE - operating profit after taxes / average capital employed, both measured in US$ on a LTM basis

Operating profit after taxes: Adjusted EBITDA, minus DD&A of assets booked at historical exchange rates and 34% income tax rate.

Average capital employed: quarterly average considering inventories, intangibles and fixed assets at historical exchange rates.

Sales Price of Petroleum in Brazil - Average internal transfer prices from the E&P segment to the Refining segment.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

32

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer